SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: May 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

Bell Canada to appeal CRTC VoIP decision

Montreal, Quebec – (May 12, 2005) – Bell Canada will appeal to the federal cabinet today’s decision by the Canadian Radio-television and Telecommunications Commission (CRTC) to regulate prices for Voice over Internet Protocol (VoIP) services provided by Canada’s established phone companies, including Bell.

“The stakes are high for Canadian consumers and businesses in terms of investment in innovation, consumer choice, competition and productivity,” said Lawson Hunter, Executive Vice-President and Chief Corporate Officer, BCE and Bell Canada. “IP is a disruptive technology that is changing the telecom industry and the way it enables the Canadian economy. The Commission has misunderstood this new competitive paradigm in what may turn out to be an historic mistake with significant consequences.”

VoIP is changing the way voice services are delivered, allowing new and foreign competitors to enter the market. Based on the CRTC’s decision, however, only VoIP services offered by incumbent local telephone companies such as Bell will be price regulated. Others, such as the large incumbent cable companies, will be free to offer services and bundles unencumbered by price regulation. The new rules also make Canada the only major industrialized nation to regulate retail rates for Internet telephony.

“The decision is not surprising – it merely confirms the Commission’s preliminary view of last year and its apparent belief that nothing in the industry is changing,” added Mr. Hunter. “Canada stands in stark contrast to countries around the world where regulators have deliberately chosen to stay out of the way in order to foster competition.”

Today’s decision by the CRTC marks the first time that it has chosen to regulate retail prices of Internet services, a reversal of its previous trend in decisions dating back to 1997. Internet applications such as email, messaging and video and audio content have never been price regulated. The Commission’s decision is also at odds with its approach to wireless telephony, which is not price regulated. As a result, Canada’s internet and wireless industries are competitive.

“There is no incumbency in VoIP,” concluded Mr. Hunter. “In a new market where barriers to entry are virtually non-existent, no one – including foreign companies – should have a regulatory advantage.”

About Bell Canada

Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and satellite television services. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca.

For media inquiries, please contact:

Jacqueline Michelis
Bell Canada Media Relations
(416) 581-3311
1 888 482-0809
jacqueline.michelis@bell.ca

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: May 12, 2005